Exhibit 99

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Merger.” A substantial portion of the financing of the Merger is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $6.5 billion of commercial mortgaged-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

In connection with the CMBS financing for the Merger, HOC spun off to Harrah’s Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harveys Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Upon receipt of regulatory approvals that were requested prior to the closing of the Merger, in May 2008, Paris Las Vegas and Harrah’s Laughlin and their related operating assets were spun out of HOC to Harrah’s Entertainment and Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and their related operating assets were transferred to HOC from Harrah’s Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.”

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Merger, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of HOC. The South African subsidiaries became subsidiaries of HOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

OPERATING RESULTS AND DEVELOPMENT PLANS FOR HOC

The results of operations and other financial information included in this section are adjusted to reflect the pro forma effect of the CMBS Transactions as if they had occurred on January 1, 2008. Pro forma adjustments relate primarily to the removal of the historical results of the CMBS properties after giving effect to the Post-Closing CMBS Transaction and other direct subsidiaries of Harrah’s Entertainment and allocations of certain unallocated corporate costs that are being allocated to each group subsequent to the Merger. We believe that this is the most meaningful way to comment on HOC’s results of operations.

Overall HOC Results

The following tables represent HOC’s unaudited condensed combined balance sheet as of March 31, 2009, and its unaudited condensed pro forma combined statements of operations and statements of cash flows for the three-month period ended March 31, 2009, the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008, taking into consideration the CMBS Transactions and the London Clubs Transfer.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Balance Sheet

As of March 31, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
ASSETS
Current assets
Cash and cash equivalents	$1,759.4	$(445.3)	$1,314.1
Receivables, net of allowance for doubtful accounts	339.4	(85.6)	253.8
Deferred income taxes	143.1	(20.0)	123.1
Prepayments and other	265.3	(81.6)	183.7
Inventories	61.0	(16.2)	44.8

Total current assets	2,568.2	(648.7)	1,919.5

Land, buildings, riverboats and equipment, net of accumulated depreciation	18,217.7	(5,602.4)	12,615.3
Assets held for sale	7.3	—	7.3
Goodwill	4,902.2	(2,148.5)	2,753.7
Intangible assets	5,262.8	(662.4)	4,600.4
Deferred costs and other	991.6	(113.2)	878.4

	$31,949.8	$(9,175.2)	$22,774.6

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$262.7	$(139.0)	$123.7
Accrued expenses	1,389.8	(256.3)	1,133.5
Current portion of long-term debt	376.2	(0.1)	376.1

Total current liabilities	2,028.7	(395.4)	1,633.3
Long-term debt	24,188.8	(6,500.1)	17,688.7
Deferred credits and other	584.6	(23.0)	561.6
Deferred income taxes	4,299.9	(1,327.4)	2,972.5

	31,102.0	(8,245.9)	22,856.1

Preferred stock	2,374.6	(2,374.6)	—

Total Harrah’s Operating Company, Inc. Stockholders’ deficit	(1,579.6)	1,450.8	(128.8)
Non-controlling interests	52.8	(5.5)	47.3

Total deficit	(1,526.8)	1,445.3	(81.5)

	$31,949.8	$(9,175.2)	$22,774.6

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties; and (ii) account balances at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Three Months Ended

March 31, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Revenues
Casino	$1,812.2	$(341.6)	$1,470.6
Food and beverage	370.9	(133.9)	237.0
Rooms	274.7	(113.0)	161.7
Management fees	13.4	—	13.4
Other	139.5	(14.5)	125.0
Less: casino promotional allowances	(356.0)	100.8	(255.2)

Net revenues	2,254.7	(502.2)	1,752.5

Operating expenses
Direct
Casino	993.3	(165.0)	828.3
Food and beverage	143.8	(60.2)	83.6
Rooms	52.0	(24.3)	27.7
Property general, administrative and other	504.3	(109.8)	394.5
Depreciation and amortization	172.4	(38.4)	134.0
Write-downs, reserves and recoveries	27.4	(9.5)	17.9
Project opening costs	2.0	(0.2)	1.8
Corporate expense	30.3	(12.0)	18.3
Merger and integration costs	0.2	—	0.2
Income on interests in non-consolidated affiliates	(0.2)	(0.7)	(0.9)
Amortization of intangible assets	43.8	(14.9)	28.9

Total operating expenses	1,969.3	(435.0)	1,534.3

Income from operations	285.4	(67.2)	218.2
Interest expense, net of interest capitalized	(496.8)	66.5	(430.3)
Gain on early extinguishment of debt	1.2	—	1.2
Other income, including interest income	8.5	(0.3)	8.2

(Loss)/income from continuing operations before income taxes	(201.7)	(1.0)	(202.7)
Income tax benefit	74.3	(0.4)	73.9

(Loss)/income from continuing operations, net of tax	(127.4)	(1.4)	(128.8)
Discontinued operations, net of tax	(0.1)	—	(0.1)

Net (loss)/income	(127.5)	(1.4)	(128.9)
Less: net income attributable to non-controlling interests	(5.2)	1.3	(3.9)

Net loss attributable to Harrah’s Operating Company, Inc.	$(132.7)	$(0.1)	$(132.8)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Operations

For the Period from January 28, 2008

Through March 31, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Revenues
Casino	$1,465.7	$(304.4)	$1,161.3
Food and beverage	301.3	(113.7)	187.6
Rooms	241.5	(104.5)	137.0
Management fees	12.1	—	12.1
Other	111.8	(18.0)	93.8
Less: casino promotional allowances	(291.9)	83.0	(208.9)

Net revenues	1,840.5	(457.6)	1,382.9

Operating expenses
Direct
Casino	776.6	(142.4)	634.2
Food and beverage	124.3	(52.1)	72.2
Rooms	50.4	(24.3)	26.1
Property general, administrative and other	409.9	(100.3)	309.6
Depreciation and amortization	124.2	(30.8)	93.4
Write-downs, reserves and recoveries	(158.8)	(8.6)	(167.4)
Project opening costs	2.8	(0.5)	2.3
Corporate expense	24.7	16.8	41.5
Merger and integration costs	17.0	—	17.0
Income on interests in non-consolidated affiliates	(0.7)	—	(0.7)
Amortization of intangible assets	32.3	(11.6)	20.7

Total operating expenses	1,402.7	(353.8)	1,048.9

Income from operations	437.8	(103.8)	334.0
Interest expense, net of interest capitalized	(467.9)	89.3	(378.6)
Losses on early extinguishments of debt	(211.3)	—	(211.3)
Other income, including interest income	7.7	(4.3)	3.4

(Loss)/income before income taxes	(233.7)	(18.8)	(252.5)
Income tax benefit	58.1	13.8	71.9

Loss/(income) from continuing operations, net of tax(4)	(175.6)	(5.0)	(180.6)
Discontinued operations, net of tax	87.3	—	87.3

Net (loss)/income(4)	(88.3)	(5.0)	(93.3)
Less: net loss/(income) attributable to non-controlling interests	1.4	1.3	2.7

Net loss attributable to Harrah’s Operating Company, Inc.	$(86.9)	$(3.7)	$(90.6)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies, the CMBS properties and South Africa interests; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

(4)	Due to the January 1, 2009 adoption of a recent accounting pronouncement, certain 2008 amounts have been restated to conform to the 2009 presentation.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$614.6	$(29.5)	$585.1	$(116.4)	$25.2	$493.9
Food and beverage	118.4	(4.7)	113.7	(41.1)	4.2	76.8
Rooms	96.4	(0.4)	96.0	(40.4)	—	55.6
Management fees	5.0	(0.1)	4.9	—	0.1	5.0
Other	42.7	(1.4)	41.3	(14.4)	0.9	27.8
Less: casino promotional allowances	(117.0)	1.8	(115.2)	30.0	(1.7)	(86.9)

Net revenues	760.1	(34.3)	725.8	(182.3)	28.7	572.2

Operating expenses
Direct
Casino	340.6	(24.5)	316.1	(55.4)	20.9	281.6
Food and beverage	50.5	(1.8)	48.7	(20.2)	1.6	30.1
Rooms	19.6	(0.2)	19.4	(8.9)	—	10.5
Property general, administrative and other	178.2	(2.0)	176.2	(42.0)	8.1	142.3
Depreciation and amortization	63.5	(1.6)	61.9	(16.0)	1.3	47.2
Write-downs, reserves and recoveries	4.7	—	4.7	(4.5)	—	0.2
Project opening costs	0.7	(0.7)	—	—	0.7	0.7
Corporate expense	8.5	—	8.5	(34.7)	—	(26.2)
Merger and integration costs	125.6	—	125.6	—	—	125.6
Income on interests in non-consolidated affiliates	(0.5)	—	(0.5)	—	—	(0.5)
Amortization of intangible assets	5.5	(0.2)	5.3	—	0.2	5.5

Total operating expenses	796.9	(31.0)	765.9	(181.7)	32.8	617.0

(Loss)/income from operations	(36.8)	(3.3)	(40.1)	(0.6)	(4.1)	(44.8)
Interest expense, net of interest capitalized	(89.7)	—	(89.7)	—	0.2	(89.5)
Other income (expense), including interest income	1.1	(3.3)	(2.2)	4.0	3.1	4.9

(Loss)/income before income taxes	(125.4)	(6.6)	(132.0)	3.4	(0.8)	(129.4)
Income tax benefit	26.0	(4.1)	21.9	(1.2)	1.0	21.7

(Loss)/income from continuing operations, net of tax(6)	(99.4)	(10.7)	(110.1)	2.2	0.2	(107.7)
Discontinued operations, net of tax	0.1	—	0.1	—	—	0.1

Net (loss)/income(6)	(99.3)	(10.7)	(110.0)	2.2	0.2	(107.6)
Less: net income attributable to non-controlling interests	(1.6)	0.9	(0.7)	0.2	(0.9)	(1.4)

Net (loss)/income attributable to Harrah’s Operating Company, Inc.	$(100.9)	$(9.8)	$(110.7)	$2.4	$(0.7)	$(109.0)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the historical financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS spin-off reflects the push-down of corporate expense of $34.7 million that was unallocated at January 27, 2008. Following the Merger, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

(6)	Due to the January 1, 2009 adoption of a recent accounting pronouncement, certain 2008 amounts have been restated to conform to the 2009 presentation.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Cash Flows

For the Three Months Ended

March 31, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Cash flows (used in)/provided by operating activities	$(22.0)	$(78.6)	$(100.6)

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(128.3)	6.1	(122.2)
Proceeds from other asset sales	34.2	—	34.2
Decrease in construction payables	(15.7)	6.4	(9.3)
Other	(3.9)	1.0	(2.9)

Cash flows (used in)/provided by investing activities	(113.7)	13.5	(100.2)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	1,354.3	—	1,354.3
Repayments under lending agreements	(103.1)	—	(103.1)
Early extinguishments of debt	(1.5)	—	(1.5)
Scheduled debt retirements	(5.1)	—	(5.1)
Non-controlling interests’ distributions, net of contributions	(2.0)	0.7	(1.3)
Other	2.1	—	2.1
Transfers (to)/from affiliates	—	(177.8)	(177.8)

Cash flows provided by financing activities	1,244.7	(177.1)	1,067.6

Cash flows from discontinued operations
Cash flows from operating activities	(0.1)	—	(0.1)

Cash flows used in discontinued operations	(0.1)	—	(0.1)

Net increase in cash and cash equivalents	1,108.9	(242.2)	866.7
Cash and cash equivalents, beginning of period	650.5	(203.1)	447.4

Cash and cash equivalents, end of period	$1,759.4	$(445.3)	$1,314.1

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 28, 2008

Through March 31, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Cash flows provided by operating activities	$482.5	$130.9	$613.4

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(229.6)	50.6	(179.0)
Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4
Payment for Merger	(17,604.2)	17,604.2	—
Proceeds from other asset sales	1.4	—	1.4
Increase in construction payables	13.0	(7.0)	6.0
Other	(3.1)	—	(3.1)

Cash flows used in/(provided by) investing activities	(17,641.1)	17,647.8	6.7

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	20,972.1	(6,203.5)	14,768.6
Repayments under lending agreements	(6,922.1)	—	(6,922.1)
Early extinguishments of debt	(1,873.6)	—	(1,873.6)
Premiums paid on early extinguishments of debt	(235.6)	—	(235.6)
Equity contribution from buyout	6,007.0	(6,007.0)	—
Non-controlling interests’ contributions, net	0.5	0.8	1.3
Excess tax benefit from stock equity plans	(50.5)	50.5	—
Other	7.1	(80.1)	(73.0)
Transfers (to)/from affiliates	—	(5,698.3)	(5,698.3)

Cash flows provided by/(used in) financing activities	17,904.9	(17,937.6)	(32.7)

Cash flows from discontinued operations
Cash flows from operating activities	5.1	—	5.1

Cash flows provided by discontinued operations	5.1	—	5.1

Net increase in cash and cash equivalents	751.4	(158.9)	592.5
Cash and cash equivalents, beginning of period	610.9	(209.2)	401.7

Cash and cash equivalents, end of period	$1,362.3	$(368.1)	$994.2

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely captive insurance companies, the CMBS properties and South Africa interests; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Cash flows provided by/(used in) operating activities	$7.2	$(69.3)	$(62.1)	$(1.7)	$12.9	$(50.9)

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(117.4)	18.3	(99.1)	26.6	(11.1)	(83.6)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1
Proceeds from other asset sales	3.1	—	3.1	(3.0)	—	0.1
(Decrease)/increase in construction payables	(8.2)	—	(8.2)	10.9	—	2.7
Other	(1.7)	—	(1.7)	0.5	—	(1.2)

Cash flows used in investing activities	(124.1)	18.2	(105.9)	35.0	(11.0)	(81.9)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	11,316.3	—	11,316.3	—	—	11,316.3
Repayments under lending agreements	(11,288.8)	0.2	(11,288.6)	—	—	(11,288.6)
Early extinguishments of debt	(87.7)	—	(87.7)	—	—	(87.7)
Non-controlling interests’ distributions, net of contributions	(1.6)	—	(1.6)	—	—	(1.6)
Proceeds from exercises of stock options	2.4	(2.4)	—	—	—	—
Excess tax benefit from stock equity plans	77.5	(77.5)	—	—	—	—
Transfers (to)/from affiliates	—	112.2	112.2	10.2	10.9	133.3
Other	(0.8)	—	(0.8)	—	—	(0.8)

Cash flows provided by financing activities	17.3	32.5	49.8	10.2	10.9	70.9

Cash flows from discontinued operations
Cash flows from operating activities	0.5	—	0.5	—	—	0.5

Cash flows provided by discontinued operations	0.5	—	0.5	—	—	0.5

Net (decrease)/increase in cash and cash equivalents	(99.1)	(18.6)	(117.7)	43.5	12.8	(61.4)
Cash and cash equivalents, beginning of period	710.0	(137.2)	572.8	(132.7)	23.0	463.1

Cash and cash equivalents, end of period	$610.9	$(155.8)	$455.1	$(89.2)	$35.8	$401.7

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Merger, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

In accordance with Generally Accepted Accounting Principles, we have separated our historical financial results for the Successor period and the Predecessor period; however, we have also combined the Successor and Predecessor periods results for the three months ended March 31, 2008, in the presentations below because we believe that it enables a meaningful presentation and comparison of results. We have reclassified certain amounts for prior periods to conform to our 2009 presentation.

Overall Summary Statement of Operations Information for HOC

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$1,470.6	$1,161.3	$493.9	$1,655.2	(11.2)%
Net revenues	1,752.5	1,382.9	572.2	1,955.1	(10.4)%
Income/(loss) from operations	218.2	334.0	(44.8)	289.2	(24.6)%
Loss from continuing operations, net of tax	(128.8)	(180.6)	(107.7)	(288.3)	(55.3)%
Operating margin	12.5%	24.2%	(7.8)%	14.8%	(2.3	)pts

First quarter 2009 revenues were impacted by the current economic environment, which has reduced customer spending, particularly in the Las Vegas and Atlantic City markets. The year-over-year improvement in losses from continuing operations, net of income tax, reflects the impact of company-wide cost savings initiatives in 2009 and the inclusion in first quarter 2008 of expense incurred in connection with the Merger, primarily related to the accelerated vesting of employee stock options, stock appreciation rights (“SARs”), and restricted stock, higher interest expense and losses on the early extinguishments of debt, partially offset by proceeds from the settlement of insurance claims related to hurricane damage in 2005.

The executive officers of HOC review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present our operations as one reportable segment. In order to provide more detail than would be possible on a consolidated basis, our properties have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Bally’s Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon	Harrah’s Chester(1)	Grand Biloxi	Horseshoe Council Bluffs/
		Harrah’s Tunica	Bluffs Run
Horseshoe Tunica
Sheraton Tunica

Illinois/Indiana	Other Nevada	Managed/International/Other
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin(2)
Harrah’s Joliet(1)	Harrah’s Lake Tahoe	Harrah’s Cherokee(2)
Harrah’s Metropolis	Harveys Lake Tahoe	Harrah’s Rincon(2)
Horseshoe Hammond	Bill’s Lake Tahoe	Conrad Punta del Este(1)
Casino Windsor(3)
London Clubs International(4)

(1)	Not wholly-owned by Harrah’s Entertainment.
(2)	Managed, not owned.
(3)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex.
(4)	Operates 11 casino clubs in the United Kingdom, 3 in Egypt and 1 in South Africa.

Included in income from operations for each grouping are project opening costs and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with expansion and renovation projects at various properties. Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liability reserves, project write-offs, demolition costs, recoveries of previously recorded charges and other non-routine transactions.

Las Vegas Results

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$165.1	$126.1	$67.7	$193.8	(14.8)%
Net revenues	305.2	260.5	118.5	379.0	(19.5)%
Income from operations	48.8	56.5	29.7	86.2	(43.4)%
Operating margin	16.0%	21.7%	25.1%	22.7%	(6.7	)pts

First quarter revenues and income from operations were lower than in first quarter 2008, driven by lower spend per visitor and declines in the group-travel business. While hotel occupancy was strong for our Las Vegas group, average room rates declined.

An expansion and renovation of Caesars Palace Las Vegas is underway, which will include a hotel tower with approximately 660 rooms, including 75 luxury suites, 110,000 square feet of additional meeting and convention space, three 10,000-square-foot villas and an expanded pool and garden area. We will defer completion of the rooms in the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The estimated total capital expenditures for the project, excluding the costs to complete the deferred rooms, are expected to be $681.0 million, $437.2 million of which had been spent as of March 31, 2009. The expansion is scheduled for completion in mid-summer 2009.

Atlantic City Results

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$357.5	$324.9	$128.7	$453.6	(21.2)%
Net revenues	369.8	320.4	125.8	446.2	(17.1)%
Income from operations	25.3	45.0	8.0	53.0	(52.3)%
Operating margin	6.8%	14.0%	6.4%	11.9%	(5.1	)pts

Combined revenues and income from operations for the three months ended March 31, 2009, were lower than in the first three months last year due to reduced visitor volume and spend per trip and higher operating costs. The Atlantic City market continues to be affected by competition from three slot parlors in eastern Pennsylvania and one in Yonkers, New York, and smoking restrictions in Atlantic City.

Louisiana/Mississippi Results

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$306.2	$258.6	$99.0	$357.6	(14.4)%
Net revenues	334.5	274.5	106.1	380.6	(12.1)%
Income from operations	58.3	232.6	10.1	242.7	(76.0)%
Operating margin	17.4%	84.7%	9.5%	63.8%	(46.4	)pts

Combined first quarter 2009 revenues from our properties in Louisiana and Mississippi were lower than in first quarter 2008 driven by lower visitor volume due to the current economic environment. First quarter 2008 income from operations includes insurance proceeds of $185.4 million from the final settlement of claims related to the 2005 hurricanes. The proceeds are included in Write-downs, reserves and recoveries in our 2008 Consolidated Condensed Statement of Operations. Excluding the insurance proceeds in 2008 from the comparison, operating margin for the Louisiana/Mississippi group of properties improved 2.4 points as a result of cost savings initiatives.

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi. We have halted construction on this project, and will continue to review and refine the project in light of the current economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of March 31, 2009, $176.1 million had been spent on this project.

Iowa/Missouri Results

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$181.4	$134.2	$52.5	$186.7	(2.8)%
Net revenues	193.6	143.0	55.8	198.8	(2.6)%
Income from operations	47.8	30.7	7.7	38.4	24.5%
Operating margin	24.7%	21.5%	13.8%	19.3%	5.4	pts

Combined first quarter 2009 total revenues at our Iowa and Missouri properties were slightly lower than in last year’s first quarter, but income from operations was higher than in the prior year first quarter due to cost savings initiatives.

Illinois/Indiana Results

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$305.4	$210.7	$86.9	$297.6	2.6%
Net revenues	303.3	208.1	85.5	293.6	3.3%
Income from operations	36.4	27.2	8.7	35.9	1.4%
Operating margin	12.0%	13.1%	10.2%	12.2%	(0.2	)pt

Higher combined first quarter 2009 revenues were driven by the renovation and expansion at Horseshoe Hammond that opened in August 2008. Cost savings initiatives at other properties in the region contributed to the increase in income from operations, which was partially offset by the write-down of the value of assets that were taken out of service at Horseshoe Hammond.

Other Nevada Results

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Casino revenues	$57.6	$57.3	$19.5	$76.8	(25.0)%
Net revenues	78.1	75.7	26.8	102.5	(23.8)%
Income/(loss) from operations	1.1	8.2	(1.9)	6.3	(82.5)%
Operating margin	1.4%	10.8%	(7.1)%	6.1%	(4.7	)pts

First quarter 2009 revenues and income from operations from our Nevada properties outside of Las Vegas were lower than in first quarter 2008 due to lower customer spend per trip and higher costs aimed at attracting and retaining customers.

Managed/International/Other

(In millions)	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Net revenues
Managed	$13.4	$12.1	$5.0	$17.1	(21.6)%
International	110.6	57.2	45.9	103.1	7.3%
Other	44.0	31.4	2.8	34.2	28.7%

Total net revenues	$168.0	$100.7	$53.7	$154.4	8.8%

Income/(loss) from operations
Managed	$3.3	$5.0	$4.0	$9.0	(63.3)%
International	8.8	(15.3)	0.5	(14.8)	N/M
Other	6.9	2.6	(12.2)	(9.6)	N/M

Total income/(loss) from operations	$19.0	$(7.7)	$(7.7)	$(15.4)	N/M

N/M=Not Meaningful

Managed, international and other results include income from our managed properties, results of our international properties, certain marketing and administrative expenses, including development costs, and income from our non-consolidated affiliates. The decline in revenues for the period ended March 31, 2009, reflects the impact of the current economic environment on our managed and international properties. Income from operations improved in the 2009 period due to cost savings initiatives at our London Clubs properties, strong performance at Conrad Punta del Este Resort & Casino in Uruguay and lower development and administrative expenses.

Other Factors Affecting Net Income

(In millions) Income)/expense	Successor Three Months Ended Mar. 31, 2009	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Percentage Increase/ (Decrease)
Corporate expense	$18.3	$41.5	$(26.2)	$15.3	19.6%
Merger and integration costs	0.2	17.0	125.6	142.6	(99.9)%
Amortization of intangible assets	28.9	20.7	5.5	26.2	10.3%
Interest expense, net	430.3	378.6	89.5	468.1	(8.1)%
(Gain)/losses on early extinguishments of debt	(1.2)	211.3	—	211.3	N/M
Other income	(8.2)	(3.4)	(4.9)	(8.3)	(1.2)%
Effective tax rate	36.5%	28.5%	16.8%	24.5%	12.0	pts
Income/(loss) attributable to non-controlling interests	$3.9	$(2.7)	$1.4	$(1.3)	N/M
Discontinued operations, net of tax	0.1	(87.3)	(0.1)	(87.4)	N/M

N/M= Not Meaningful

2008 Merger and integration costs include costs in connection with the Merger, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock.

Amortization of intangible assets was higher in first quarter 2009 than in the first quarter last year due to finalization of the purchase price allocation in connection with the Merger. Until the finalization of the purchase price allocation in the fourth quarter of 2008, amortization was estimated based on a preliminary purchase price allocation.

Interest expense decreased in first quarter 2009 from 2008 due to 2008 losses resulting from changes in the fair value of our interest rate swap agreements prior to their designation as hedging instruments, partially offset by higher variable-rate debt in 2009. A change in interest rates on variable rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, for the next twelve months, a hypothetical 1% change in corresponding interest rates would change interest expense for the next twelve months by approximately $11.4 million, or $2.9 million per quarter. At March 31, 2009, our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 16% of our total debt, while our fixed-rate debt is approximately 84% of our total debt.

The gain on early extinguishment of debt in 2009 represents discounts related to the purchase of certain of our debt in the open market. Losses on early extinguishments of debt in 2008 represented premiums paid and the write-offs of unamortized deferred financing costs and market value premiums related to debt retired in connection with the Merger.

Other income includes higher interest income on the cash surrender value of life insurance policies in first quarter 2009. Other income in first quarter last year included receipt of a death benefit.

The effective tax benefit rate for the three months ended March 31, 2009, is higher than the federal statutory rate due primarily to permanent book/tax differences. The effective tax benefit rate for the three months ended March 31, 2008, was lower than the federal statutory rate due primarily to non-deductible merger costs, international income taxes, and state income taxes.

Income attributable to non-controlling interests reflects minority owners’ shares of income from our majority owned subsidiaries.

First quarter 2008 Discontinued operations reflected insurance proceeds of $87.4 million, after taxes, representing final settlement of claims resulting from hurricane damages to our gulf coast properties in Mississippi in 2005, one of which was subsequently sold by the Company.

COST SAVINGS INITIATIVES

In light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Harrah’s Entertainment has undertaken a comprehensive cost reduction study that began in August 2008 examining all areas of our business, including organizational restructurings at our corporate and property operations, reduction of travel and entertainment expenses, an examination of our corporate wide marketing expenses, and headcount reductions at property operations and corporate offices. To date, Harrah’s Entertainment has identified $555.0 million in estimated cost savings from these initiatives, of which approximately $126.1 million had been realized as of March 31, 2009. In accordance with our shared services agreement with Harrah’s Operating Company, Inc., $399.6 million of these estimated cost savings and $90.8 million of the realized cost savings have been allocated to Harrah’s Operating Company, Inc. Harrah’s Entertainment expects to implement most of the program directives and achieve approximately $511.9 million in annual savings (of which approximately $368.4 million will be allocated to Harrah’s Operating Company, Inc.), on a run-rate basis, by the end of 2009.

CAPITAL SPENDING AND DEVELOPMENT

In addition to the development and expansion projects discussed in the OPERATING RESULTS AND DEVELOPMENT PLANS section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs (see DEBT AND LIQUIDITY), joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the first three months of 2009 totaled approximately $125.2 million. Estimated total capital expenditures for 2009 are expected to be between $465 million and $645 million.

DEBT AND LIQUIDITY

Our Condensed Combined Statement of Cash Flows and Condensed Pro Forma Combined Statement of Cash Flows reflect the impact on our consolidated operations of the success of our marketing programs and on-going cost containment focus and, in 2009, the impact of current economic conditions. For the first three months of 2009, we reported negative cash flows from operating activities of $100.6 million compared to positive cash flows of $562.5 million for the first three months of 2008.

We use the cash flows generated by the Company to fund debt services, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development opportunities. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements. Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depend, in part, on economic and other factors that are beyond our control, and recent disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled approximately $1.3 billion at March 31, 2009.

We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein, will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects.

Exchange offer subsequent to March 2009

On April 15, 2009, we completed private exchange offers to exchange approximately $3.6 billion aggregate principal amount of new 10.0% Second-Priority Senior Secured Notes due 2018 for approximately $5.4 billion principal amount of its outstanding debt due between 2010 and 2018. The new notes are guaranteed by Harrah’s Entertainment and are secured on a second-priority lien basis by substantially all of HOC’s and our subsidiaries’ assets that secure the senior secured credit facilities. In addition to the exchange offers, a subsidiary of Harrah’s Entertainment paid approximately $97 million to purchase for cash certain notes of HOC with an aggregate principal amount of approximately $523 million maturing between 2015 and 2017. The notes purchased pursuant to this tender offer will remain outstanding for HOC but will reduce Harrah’s Entertainment’s outstanding debt on a consolidated basis. Additionally, we paid approximately $4.8 million in cash to purchase notes of approximately $24 million aggregate principal amount from retail holders that were not eligible to participate in the exchange offers.

As a result of the exchange offers, we will record a pretax gain in the second quarter of 2009 of approximately $4 billion arising from this early extinguishment of debt and will recognize a deferred tax liability of approximately $1.4 billion related to the gain.

As a result of the receipt of the requisite consent of lenders having loans made under the Senior Unsecured Interim Loan Agreement (“Interim Loan Agreement”) representing more than 50% of the sum of all loans outstanding under the Interim Loan Agreement, waivers or amendments of certain provisions of the Interim Loan Agreement to permit HOC, from time to time, to buy back loans at prices below par from specific lenders in the form of voluntary prepayments of the loans by HOC on a non-pro rata basis are now operative. Included in the exchanged debt discussed above are approximately $297 million of 10.0% Second-Priority Senior Secured Notes that were exchanged for approximately $442 million principal amount of loans surrendered in the exchange offer for loans outstanding under the Interim Loan Agreement. As a result of these transactions, all loans outstanding under the Interim Loan Agreement have been retired.

Under the American Recovery and Reinvestment Act of 2009 (“the Act”), the Company will receive temporary relief under the Delayed Recognition of Cancellation of Debt Income (“CODI”) rules. The Act contains a provision that allows for a five-year deferral of CODI for debt reacquired in 2009, followed by recognition of CODI ratably over the succeeding five years. The provision applies for specified types of repurchases including the acquisition of a debt instrument for cash and the exchange of one debt instrument for another.

The following table presents our debt as of March 31, 2009, and as of April 15, 2009, after giving effect to the exchange and cash tender offers discussed above.

(In millions)	As of March 31, 2009	Pro forma as of April 15, 2009
Credit facilities
Term loans, 3.52% - 4.46% at March 31, 2009, maturities to 2015	$7,177.5	$7,177.5
Revolving credit facility, 3.52% - 3.56% at March 31, 2009, maturity 2014	1,803.0	1,803.0
Subsidiary-guaranteed debt
10.75% Senior Notes due 2016, including senior interim loans of $342.6, 9.25% at March 31, 2009	4,542.7	743.5
10.75%/11.5% Senior PIK Toggle Notes due 2018, including senior interim loans of $99.7, 10.0% at March 31, 2009	1,229.1	8.8
Secured Debt
10.0% Second-Priority Senior Secured Notes, maturity 2018	544.6	544.8
10.0% Second-Priority Senior Secured Notes, maturity 2015	146.4	146.9
New 10.0% Second-Priority Senior Secured Notes, maturity 2018	—	1,350.1
6.0%, maturity 2010	25.0	25.0
4.25%–6.0% at March 31, 2009, maturities to 2035	4.3	4.3
Unsecured Senior Notes
7.5%, maturity 2009	0.8	0.8
5.5%, maturity 2010	325.2	244.2
8.0%, maturity 2011	47.9	46.7
5.375%, maturity 2013	203.5	155.5
7.0%, maturity 2013	0.7	0.7
5.625%, maturity 2015	585.3	536.9
6.5%, maturity 2016	441.0	388.8
5.75%, maturity 2017	376.4	333.1
Floating Rate Contingent Convertible Senior Notes, maturity 2024	0.2	0.2
Unsecured Senior Subordinated Notes
7.875%, maturity 2010	289.4	246.3
8.125%, maturity 2011	216.1	172.4
Other Unsecured Borrowings
LIBOR plus 4.5%, maturity 2010	23.5	23.5
5.3% special improvement district bonds, maturity 2037	69.7	69.7
Other, various maturities	1.3	1.3
Capitalized Lease Obligations
5.77%–10.0%, maturities to 2011	11.2	11.2

Total debt, net of unamortized discounts of $1,253.4 and premium of $77.4	18,064.8	14,035.2
Current portion of long-term debt	(376.1)	(376.1)

	$17,688.7	$13,659.1

In January 2009, $5.1 million of our 7.5% Senior Notes matured and were retired, and $3.0 million, face amount, of our 8.125% Senior Subordinated Notes due in 2011 were purchased in the open market and retired. A gain of $1.2 million, representing discounts related to the early extinguishment of debt was recognized.

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These repurchases will be funded through available cash from operations and from our established debt programs. Such repurchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

In July 2008, we made the permitted election under the Indenture governing our 10.75%/11.5% Senior Toggle Notes due 2018 and the Interim Loan Agreement dated January 28, 2008, to pay all interest due on January 28, and February 1, 2009, for the loan in-kind. A similar election was made in January 2009 to pay the interest due August 1, 2009, for the 10.75%/11.5% Senior Toggle Notes due 2018 in-kind, and in March 2009, the election was made to pay the interest due April 28, 2009, on the Interim Loan Agreement in-kind. The Company intends to use the cash savings generated by this election for general corporate purposes, including the early retirement of other debt.

Credit Agreement

As of March 31, 2009, our senior secured credit facilities (the “Credit Facilities”) provide for senior secured financing of up to $9.18 billion, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $7.18 billion maturing on January 28, 2015 and (ii) a senior secured revolving credit facility in an aggregate principal amount of $2.0 billion, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The Credit Facilities require scheduled quarterly payments on the term loans of $18.125 million each for six years and three quarters, with the balance paid at maturity. In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to $1.75 billion, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders. As of March 31, 2009, $8.98 billion in borrowings was outstanding under the Credit Facilities with an additional $0.2 billion committed to back letters of credit. After consideration of these borrowings and letters of credit, $17.9 million of additional borrowing capacity was available to the Company under the Credit Facilities as of March 31, 2009.

All borrowings under our senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirements that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our senior secured credit facilities without ratably securing the notes retained subsequent to the Merger.

Borrowings under the Credit Facilities bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unused commitments under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of March 31, 2009, the Credit Facilities bore interest based upon 300 basis points over LIBOR for the term loans and a portion of the revolver loan and 200 basis points over the alternate base rate for the remainder of the revolver loan and bore a commitment fee for unborrowed amounts of 50 basis points.

Derivative Instruments

We account for derivative instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value. Any changes in fair value are recorded in the statements of operations or in other comprehensive income/(loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Our derivative instruments contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions. Our derivatives are recorded at their fair values, adjusted for the credit rating of the counterparty, if the derivative is an asset, or the Company, if the derivative is a liability.

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of March 31, 2009, we have ten interest rate swap agreements for notional amounts totaling $6.5 billion. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements are as follows.

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of March 31, 2008	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	1.159%	April 27, 2009	April 25, 2011
April 25, 2007	200	4.896%	1.159%	April 27, 2009	April 25, 2011
April 25, 2007	200	4.925%	1.159%	April 27, 2009	April 25, 2011
April 25, 2007	200	4.917%	1.159%	April 27, 2009	April 25, 2011
April 25, 2007	200	4.907%	1.159%	April 27, 2009	April 25, 2011
September 26, 2007	250	4.809%	1.159%	April 27, 2009	April 25, 2011
September 26, 2007	250	4.775%	1.159%	April 27, 2009	April 25, 2011
April 25, 2008	1,000	4.172%	1.159%	April 27, 2009	April 25, 2012
April 25, 2008	2,000	4.276%	1.159%	April 27, 2009	April 25, 2013
April 25, 2008	2,000	4.263%	1.159%	April 27, 2009	April 25, 2013

Until February 15, 2008, our interest rate swap agreements were not designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in earnings in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3.5 billion were designated as cash flow hedging instruments and on April 1, 2008 the remaining swap agreements were designated as cash flow hedging instruments. Upon designation as cash flow hedging instruments, only any measured ineffectiveness is recognized in earnings in the period of change. Interest rate swaps increased our first quarter 2009 and 2008 interest expense by $42.3 million and $145.5 million, respectively.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The tables below summarize, as of March 31, 2009, material additions to or changes in HOC’s contractual obligations and other commitments, which were disclosed in Exhibit 99.1 in Harrah’s Entertainment’s 2008 Annual Report on Form 10-K.

Contractual Obligations(a) (In millions)	Increase/ (Decrease)	Total
Debt, including capital lease obligations	$1,160.2	$19,282.8
Estimated interest payments(b)	(198.5)	9,030.4
Operating lease obligations	(21.6)	1,866.8
Purchase order obligations	(9.2)	22.4
Guaranteed payments to State of Louisiana	(15.0)	119.8
Construction commitments	(146.3)	536.5
Community reinvestment	(1.5)	123.1
Entertainment obligations	(11.1)	98.4
Other contractual obligations	269.4	588.9

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Estimated interest for variable rate debt is based on rates at March 31, 2009. Estimated interest includes the estimated impact of our interest rate swap agreements.

Other Commitments (In millions)	(Decrease)/ Increase	Total
Letters of credit	$(13.4)	$162.0
Minimum payments to tribes	(3.4)	38.1

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 56 months from March 31, 2009, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in our credit agreement require the maintenance of a senior secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0% Second-Priority Senior Secured Notes due 2015 and 2018 restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0: 1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of March 31, 2009. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at March 31, 2009, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.

EBITDA is defined as income from continuing operations plus interest, income taxes, depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. LTM Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and other agreements governing the 10.0% Second-Priority Senior Notes and/or our senior secured credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting LTM Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Because not all companies use identical calculations, our presentation of LTM Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles Loss from continuing operations, net of tax and LTM Adjusted EBITDA of HOC for the twelve months ended March 31, 2009, and takes into consideration the CMBS Transactions and the London Clubs Transfer as if they had occurred at the beginning of the period.

HARRAH’S OPERATING COMPANY, A WHOLLY OWNED SUBSIDIARY OF

HARRAH’S ENTERTAINMENT, INC.

SUPPLEMENTAL INFORMATION

RECONCILIATION OF LOSS FROM CONTINUING OPERATIONS, NET OF TAX TO LTM ADJUSTED EBITDA

(UNAUDITED)

	(1)			(2)			(3)
	Successor	Predecessor	Successor	Combined	Predecessor	Successor	Combined
(In millions)	Three months Ended Mar. 31, 2009	Jan. 1, 2008 Through Jan. 27, 2008	Jan. 28, 2008 Through Mar. 31, 2008	Jan. 1, 2008 Through Mar. 31, 2008	Jan. 1, 2008 Through Jan. 27, 2008 (a)	Jan. 28, 2008 Through Dec. 31, 2008 (a) (b)	Jan. 1, 2008 Through Dec, 31, 2008 (b)	(1)-(2)+(3) LTM
Loss from continuing operations, net of tax	$(128.8)	$(107.7)	$(180.6)	$(288.3)	$(106.2)	$(3,390.5)	$(3,496.7)	$(3,337.2)
Net (income)/loss attributable to non-controlling interests	(3.9)	(1.4)	2.7	1.3	(1.4)	(6.4)	(7.8)	(13.0)
Interest expense, net of interest income	422.1	85.7	375.8	461.5	85.7	1,675.4	1,761.1	1,721.7
Benefit for income taxes	(73.9)	(21.7)	(71.9)	(93.6)	(21.6)	(378.5)	(400.1)	(380.4)
Depreciation and amortization	166.3	56.4	117.5	173.9	56.7	597.2	653.9	646.3

EBITDA	381.8	11.3	243.5	254.8	13.2	(1,502.8)	(1,489.6)	(1,362.6)
Project opening costs, abandoned projects and development costs (c)	1.8	0.9	2.2	3.1	0.9	30.0	30.9	29.6
Merger and integration costs	0.2	125.6	17.0	142.6	125.6	24.0	149.6	7.2
(Gain)/losses on early extinguishment of debt (d)	(1.2)	—	211.3	211.3	—	(742.1)	(742.1)	(954.6)
Net income/(loss) attributable to non-controlling interests, net of distributions (e)	1.7	0.8	(2.7)	(1.9)	0.8	(7.2)	(6.4)	(2.8)
Impairment of goodwill, intangible assets and investment securities	—	—	—	—	—	3,745.2	3,745.2	3,745.2
Non-cash expense for stock compensation benefits (f)	3.1	1.7	1.1	2.8	1.7	12.1	13.8	14.1
Income from insurance claims for hurricane losses (g)	—	—	(185.4)	(185.4)	—	(185.4)	(185.4)	—
Other non-recurring or non-cash items (h)	19.9	0.8	16.2	17.0	0.8	130.1	130.9	133.8
Pro forma adjustment for acquired, new or disposed properties (i)								5.0
Pro forma adjustment for yet-to-be realized cost savings (j)								308.7

LTM Adjusted EBITDA								$1,923.6

a)	Includes operating results of South Africa.

b)	2008 includes the impairment of goodwill and intangible assets.

c)	Represents (i) project opening costs incurred in connection with expansion and renovation projects at various properties; (ii) write-off of abandoned development projects; and (iii) non-recurring strategic planning and restructuring costs.

d)	Represents (i) the difference between the net book value and cash paid for notes exchanged and retired for cash; (ii) the difference between the net book value of the old notes and the fair market value of new notes issued; and (iii) the write-off of historical unamortized deferred financing costs and unamortized market value premiums/discounts.

e)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.

f)	Represents non-cash compensation expense related to stock options.

g)	Represents non-recurring insurance recoveries related to Hurricane Katrina.

h)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, income on interests in non-consolidated affiliates (net of distributions) and one-time costs relating to new state gaming legislation.

i)	Represents the full period estimated impact of newly completed construction projects.

j)	Represents the yet-to-be realized cost savings from our previously announced profitability improvement program.